Exhibit 99.(e)(6)

Final Version

TRANSITION SERVICES AGREEMENT

by and between

SUPERVALU INC.

and

NEW ALBERTSON’S, INC.

Dated as of [•]

i

Schedule 1	Procurement of Goods
Schedule 2	Other Services

Exhibit A	Fees
Exhibit B	IT Systems - Redlight Schedule
Exhibit C	Dispute Resolution Process
Exhibit D	Resolution of Certain Disputes

ii

This TRANSITION SERVICES AGREEMENT, dated as of [•](1) (this “Services Agreement” or “TSA”), is entered into by and between SUPERVALU INC., a Delaware corporation (“SVU”) and New Albertson’s, Inc., an Ohio corporation (“NAI” and together with its Subsidiaries, “New Albertson’s”).  In this Services Agreement, SVU, on the one hand, and NAI, on the other hand, are sometimes referred to individually as a “party” and collectively as the “parties.”  In its capacity as a recipient of Services hereunder (as designated on Schedules 1 and 2 hereof with respect to particular services), each party is referred to herein as “Receiving Party,” and, in its capacity as a provider of Services hereunder (as designated on Schedules 1 and 2 hereof with respect to particular services), each party is referred to herein as “Service Provider.”  All terms used herein and not defined herein shall have the meanings assigned to them in the SPA (as defined below).

WHEREAS, the Transition Services Agreement, dated as of June 2, 2006, by and between NAI and Albertson’s LLC (as amended, modified or supplemented, the “Existing TSA”) was amended by the following agreements, each between NAI and Albertson’s LLC, (i) that certain First Amendment to Transition Services Agreement dated February 22, 2007, (ii) that certain Second Amendment to Transition Services Agreement dated May 31, 2007, (iii) that certain Third Amendment to Transition Services Agreement dated July 12, 2007, (iv) that certain Settlement Agreement and Release of Claims dated December 15, 2007, (v) that certain Fourth Amendment to Transition Services Agreement dated April 21, 2008, (vi) that certain Fifth Amendment to Transition Services Agreement dated February 18, 2009, (vii) that certain Settlement Agreement and Release of Claims dated February 18, 2009, (viii) that certain letter agreement dated December 16, 2009, (ix) that certain letter agreement dated January 27, 2010 and (x) that certain Sixth Amendment to Transition Services Agreement dated September 10, 2010;

WHEREAS, the parties have entered into a Stock Purchase Agreement (the “SPA”), dated                        , 20    , pursuant to which, among other things, SVU agreed to sell all of the outstanding capital stock of NAI to AB Acquisition LLC, parent company of NAI (the “Stock Purchase”);

WHEREAS, in connection with the Stock Purchase, the Existing TSA will be terminated and will be replaced by this TSA and a separate Transition Services Agreement to be entered into by SVU and Albertson’s LLC;

WHEREAS, each Receiving Party desires to procure certain services from the Service Provider, and the Service Provider is willing to provide such services to the Receiving Party during a transition period commencing on [•] (the “Effective Date”), on the terms and conditions set forth in this Services Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

(1)  To be executed on the Closing Date.

ARTICLE I

AGREEMENT TO PROVIDE AND ACCEPT SERVICES

Section 1.1                                    Services.

(a)                                 On the terms and subject to the conditions contained herein, the Service Provider shall provide, or shall cause its Subsidiaries and Affiliates and their respective employees designated by the Service Provider to provide, to the Receiving Party or its designated Subsidiaries and Affiliates the services referred to in this Services Agreement or listed on the attached Schedules (the “Schedules” and such services, the “Services”).  Subject to Section 2.1, any decisions as to which of the Service Provider, its Subsidiaries and Affiliates, or any third parties shall provide the Services shall be made by the Service Provider in its sole discretion, except to the extent specified in the applicable Schedule; provided, however, that the Receiving Party’s consent shall be required if and to the extent that the Service Provider delegates Services after the date of the SPA to a third party provider and such Services are to be provided for the benefit of the Receiving Party and not for the benefit of the Service Provider or any of its Affiliates.  Any delegation of Services shall not release the Service Provider from its obligations hereunder.  The Services shall be provided in exchange for the consideration set forth in Section 2.5 or as the parties may otherwise agree in writing.  Each Service shall be provided and accepted in accordance with the terms, limitations and conditions set forth herein and on the applicable Schedule.

Section 1.2                                    Books and Records; Availability of Information.  Each party shall create and maintain accurate books and records in connection with the provision of the Services performed hereunder and, upon reasonable notice from the other party, shall make available for inspection and copy by such other party’s agents such books and records during reasonable business hours.  The Receiving Party shall make available on a timely basis to the Service Provider all information and materials reasonably requested by the Service Provider to enable it to provide the Services.  The Receiving Party shall provide to the Service Provider reasonable access to the Receiving Party’s premises to the extent reasonably necessary for the purpose of providing the Services.

Section 1.3                                    Cost of Providing the Services.  Unless otherwise expressly set forth in this Services Agreement, the Service Provider shall bear all costs necessary to provide the Services (including all out-of-pocket and third-party expenses incurred by the Service Provider and its designees in order to provide the Services).  The Service Provider shall be solely responsible for the payment of all direct and indirect compensation (including all fringe benefits of any sort) for the personnel assigned to perform the Services under this Services Agreement, and will be responsible for workers’ compensation insurance, unemployment insurance, employment taxes, and all other employer liabilities relating to such personnel.

Section 1.4                                    Required Consents.  The Service Provider shall obtain and pay for, or cause to be obtained and paid for, any and all consents necessary or advisable to allow the Service Provider to provide the Services and to allow the Receiving Party to access and use the Services (the “Required Consents”).  The Receiving Party agrees to cooperate with the Service Provider’s reasonable requests and to execute such documents (subject to the Receiving Party’s reasonable approval of such documents) in connection with such consents.  If a Required

Consent is not obtained, then, unless and until such Required Consent is obtained, the Service Provider shall determine and adopt, subject to the Receiving Party’s prior written approval, such alternative commercially reasonable approaches as are necessary and sufficient to provide the Services in accordance with the terms hereof without such Required Consents and in a manner which does not increase the fees or costs payable by the Receiving Party hereunder.  For purposes of clarity, the parties acknowledge and agree that the foregoing provision shall in no way affect the allocation of costs or expenses related to transfer of assets (including costs incurred in connection with obtaining third party consents) in connection with the transactions contemplated by the SPA, which matters shall be controlled solely by the SPA.  For the avoidance of doubt, except as otherwise provided in Section 5.5(a) of the SPA, NAI shall obtain and pay for any and all consents required in connection with the consummation of the APA (as such term is defined in the SPA).

Section 1.5                                    Intellectual Property Licenses.  Notwithstanding anything to the contrary contained in the TSA, and except as otherwise provided in Section 5.14 of the SPA, it shall be the responsibility of the Receiving Party (at the Receiving Party’s sole cost and expense) to obtain all licenses associated with the use of third party intellectual property, including but not limited to copyrights (e.g., software), trademarks and patents (and/or consents and extensions relating to such licenses), if any, necessary for the provision of Services to the Receiving Party during the Term.  The Service Provider agrees to use commercially reasonable efforts to assist the Receiving Party in its negotiations with any licensors from whom the Receiving Party may require such a license (or consent or extension) during the Term.  In the event the Receiving Party is unable to obtain a necessary license, consent or extension, the Services related to such license shall be removed from the scope of the TSA, without a reduction in fees or payments owed by the Receiving Party under the TSA.  In all events, and in addition to (and not in limitation of) any similar rights that the Service Provider may have under the TSA, the Receiving Party shall indemnify, defend and hold the Service Provider harmless from and against any actions, liabilities and/or claims relating to the licenses and the license matters discussed in this provision.  The Receiving Party’s obligation to pay any fees under this Section 1.5 shall apply whether or not such claims for fees arise from the Receiving Party’s continued or past access to or benefit from third party intellectual property.  The Receiving Party also acknowledges the Service Provider’s right to initiate discussion with third party licensors that may involve the Receiving Party’s use of intellectual property.  All negotiated agreements with third party licensors for the future use of or rights to intellectual property and associated services shall be at the cost of the Service Provider, provided that the Receiving Party shall bear the cost of incremental third party use fees which are specifically identified in the agreements with the third party licensors and which relate solely to the Receiving Party’s use (“Incremental License Fees”).  Such Incremental License Fees shall be approved in advance in writing by the Receiving Party, which approval shall not be unreasonably withheld or delayed.

Section 1.6                                    IT Systems.  SVU and New Albertson’s agree to cooperate in maintaining current, common and compatible IT systems where practical and feasible and as to only those IT systems for which SVU is providing New Albertson’s support.  In furtherance of this intent, SVU and New Albertson’s shall work together to eliminate those IT systems that are not current, common or compatible.  The stated goal of this paragraph is for SVU and New Albertson’s to work together in good faith to ensure that IT systems trend toward converging rather than diverging.  Toward that end, the parties agree to the terms and conditions set forth in Exhibit B hereto.

ARTICLE II

SERVICES; PAYMENT; INDEPENDENT CONTRACTORS SERVICES

Section 2.1                                    Services To Be Provided.

(a)                                 Notwithstanding anything to the contrary contained herein, other than as set forth on the applicable Schedule and subject to Sections 2.4 and 2.10 hereof, (i) the Services to be provided by SVU as Service Provider hereunder shall be limited to (A) the Services with respect to which it is listed as the Service Provider on Schedule 2 hereto, (B) as to the NAI business which Albertson’s LLC is acquiring, the Services which SVU and its Affiliates have historically provided to the NAI-acquired business, and (C) the Services performed by SVU and its Affiliates for New Albertson’s as of immediately prior to the date of the SPA; provided that any change in Services after the date of the SPA but prior to the Effective Date shall be approved by the Steering Committee (ii) the Services to be provided by New Albertson’s as Service Provider hereunder shall be limited to the Services with respect to which it is listed as the Service Provider on Schedule 2 hereto, and (iii) in no event shall the Service Provider be required to provide any other services to the Receiving Party.  The parties acknowledge and agree that they have sought to identify all Services to be provided by the Service Provider under this Services Agreement on the Schedules hereto, but that if the Schedules do not include the Services performed immediately prior to the date of the SPA by the Service Provider, the parties shall cooperate after the Closing Date to amend and/or supplement the Schedules hereto from time to time to more accurately reflect such past practice; provided, however, that Schedule 1 hereto sets forth the agreement of the parties with respect to procurement of goods for the Receiving Party and shall control that Service notwithstanding the past practices of the parties with respect to procurement of goods.

(b)                                 The Service Provider or its designees shall perform the Services only in a manner, scope, nature and quality (such manner, scope, nature and quality, the “Applicable Service Level”) that is, in the case of SVU as the Service Provider, the same in all material respects as the manner in which such Services were performed or to be performed by SVU and its Affiliates for New Albertson’s as of immediately prior to the Date of the SPA, or, where a specific service level has been provided, as set forth in the Schedules hereto and, in the case of New Albertson’s as Service Provider, in the manner described on Schedule 2.  For the avoidance of doubt, any change in service levels provided by the Service Provider to itself and its Affiliates after the Date of the SPA shall not affect the Applicable Service Level to be provided to the Receiving Party pursuant to this Services Agreement.  Unless otherwise set forth herein or on the applicable Schedule, the Services provided hereunder shall be used by the Receiving Party for substantially the same purposes and in substantially the same manner (including as to volume, amount, level or frequency, as applicable) as such Services were used by the Receiving Party as of immediately prior to the Date of the SPA.  Notwithstanding the foregoing, the parties acknowledge and agree that (1) the acquisition of the NAI business by Albertson’s LLC shall not be deemed an increase of volume, amount, level or frequency, that SVU shall provide the Services contemplated herein to the NAI business, and that SVU’s provision of services to the

NAI business shall include the services historically provided by SVU or its Affiliates to NAI (or which NAI provided to itself), as well as the Services identified on Schedule 2, and (2) New Albertson’s request for Services for New Stores as defined in Exhibit A shall not constitute an increase in volume, amount, level of frequency of Services.  The Service Provider shall act under this Services Agreement solely as an independent contractor and not as an agent or employee of any other party or any of such party’s Affiliates.  For the purposes of clarity, the parties acknowledge and agree that if and to the extent the Service Provider changes systems and processes used in the course of its business for its own account the Service Provider shall not permit such changes to degrade the Applicable Service Level.

(c)                                  The provision of Services by the Service Provider shall be subject to Article V hereof.

(d)                                 SVU will provide legal services pursuant to Schedule 2 hereto, if needed, for a period of up to ninety (90) days after the Effective Date, provided that (i) SVU may, in its discretion and at its expense, provide outside counsel (reasonably selected from a list of outside counsel used by New Albertson’s prior to the Effective Date) in lieu of providing such legal services directly (it being understood that such outside counsel providing Services to New Albertson’s hereunder will be acting on behalf of and as counsel for New Albertson’s, and that (as between New Albertson’s and SVU) New Albertson’s will control the attorney-client relationship); (ii) SVU will not in any case provide services with respect to commercial or other litigation that New Albertson’s has agreed to assume responsibility for, or to indemnify SVU or its Affiliates for, pursuant to the SPA (provided, however, that SVU will continue to cooperate in providing in-house litigation support (other than litigation management) to the extent historically provided by SVU to New Albertson’s); (iii) SVU will not be responsible for providing legal services to New Albertson’s in quantities that exceed the historical levels provided by SVU to New Albertson’s; and (iv) New Albertson’s will provide any reasonable and customary waiver of conflicts of interest or similar waiver reasonably requested by SVU or any substituted outside counsel in connection with the legal services provided pursuant to this Services Agreement, provided that no such waiver shall materially disadvantage New Albertson’s as compared to SVU with respect to any matter handled by such counsel.  Upon the elimination of legal services as Services under this Services Agreement, there will be a dollar-for-dollar reduction in the fees payable during the Initial Term equal to the salary and benefits of each employee that transfers employment to New Albertson’s pursuant to a Qualifying Offer (as defined in the SPA) made in New Albertson’s sole discretion, and the parties will execute a letter agreement confirming the reduction as soon as reasonably possible thereafter.

Section 2.2                                    Cooperation.  The parties will use good-faith efforts to reasonably cooperate with each other in all matters relating to the provision and receipt of Services.  Such cooperation shall include obtaining all consents, licenses or approvals necessary to permit each party to perform its obligations hereunder, subject to Section 1.3, Section 1.4 and Section 1.5.  Furthermore, if and to the extent that the Receiving Party owns or controls any assets that are required to be used in the provision of Services by the Service Provider or its designees, as applicable, the Receiving Party shall furnish or otherwise make available such asset to the Service Provider or its designees, as applicable, for the provision of Services including by way of a grant of royalty-free license for such purpose.

Section 2.3                                    Steering Committee.

(a)                                 Size and Composition.  SVU, in its sole discretion as determined by the SVU Board of Directors (excluding Offeror Related Directors, as such term is defined in the Tender Offer Agreement between [SYMPHONY] and [OFFEROR]), will appoint three (3) members of its management staff and New Albertson’s will appoint three (3) members of its management staff to serve on a steering committee (the “Steering Committee”).  Either party may change its Steering Committee members from time to time upon written notice to the other party.  In addition, the parties may mutually agree to increase or decrease the size, purpose or composition of the Steering Committee.

(b)                                 Responsibilities.  The Steering Committee shall be responsible for the general on-going oversight of each party’s performance under this Services Agreement.  The representatives of the party serving on the Steering Committee shall have the power and authority to bind such party with respect to the matters contemplated by this Services Agreement.

(c)                                  Meetings.  The Steering Committee will meet (in person or telephonically) once every 90 days or at such other frequency as mutually agreed by the parties.  Each Steering Committee meeting will be at a mutually acceptable location.

(d)                                 Annual Business Plan.  The Steering Committee will develop an annual business plan (the “Business Plan”) to project Service usage and costs (after the third anniversary of the Effective Date) and other matters with respect to the Services, and will review and update the Business Plan not less than quarterly.  If the parties mutually agree to modify or discontinue any Service, both parties will be entitled to rely on the Business Plan for the purpose of determining what Services will be provided during the time period covered by the Business Plan, and may discontinue any Service not projected to be required by the Business Plan.  For the avoidance of doubt, if the parties do not mutually agree to modify or discontinue any Service, that Service shall continue without any change to its service level.

(e)                                  Contingency Plans.  The Steering Committee shall formulate mutually acceptable back-up and contingency plans to address unplanned errors and disruptions in the Services.  In furtherance of the foregoing, in the event of a disaster, the Service Provider agrees to use the same degree of care to restore the Services as the Service Provider would use to restore similar services for itself.  In the event of scheduled downtime, the Service Provider shall provide the Receiving Party with reasonable advance notice.

Section 2.4                                    Additional Services.

(a)                                 From time to time during the term, the Receiving Party may request that the Service Provider (i) provide additional services (including as to volume, amount, level or frequency, as applicable) or different services which the Service Provider is not obligated to provide under this Services Agreement if such services are of the type and scope provided to the Receiving Party immediately prior to the Effective Date or (ii) to expand the scope of any Service (such additional or expanded services, the “Additional Services”).  The Service Provider shall consider such request in good faith and shall use commercially reasonable efforts to provide such Additional Service; provided, that the Service Provider shall not be obligated to provide any Additional Services if it does not, in its reasonable judgment, have adequate resources to provide such Additional Services or if the provision of such Additional Services would interfere with the operation of its business or the business of its Affiliates.  If the Service Provider receives a request for Additional Services it shall notify the Receiving Party within fifteen (15) days of its receipt of the request as to whether it will or will not provide the Additional Services.

(b)                                 If the Service Provider agrees to provide Additional Services pursuant to Section 2.4(a), then a representative of each party shall in good faith negotiate the terms of a supplemental Schedule to this Services Agreement which will describe in detail the service, project scope, term, price and payment terms to be charged for the Additional Service.  Once definitively agreed to in writing, the supplemental Schedule shall be deemed part of this Services Agreement as of such date and the Additional Services shall be deemed “Services” provided hereunder, in each case subject to the terms and conditions of this Services Agreement.

Section 2.5                                    Pricing; Payments.

(a)                                 Fees.  The fees for the Services are set forth in Exhibit A attached hereto.  Notwithstanding anything herein to the contrary, except as provided in Exhibit A, any costs paid or borne by the Receiving Party related to any provision herein shall not impact or reduce the payments under this Section 2.5(a).  The parties understand that certain Services will terminate pursuant to specified periods set forth in Schedule 2 and acknowledge that there shall be no reduction in fees for the scheduled termination of certain Services pursuant to Schedule 2.

(b)                                 Invoices.  Unless otherwise provided in Exhibit A, payments due hereunder shall be invoiced on a weekly basis.  Other than with respect to any Non-Performance Holdbacks (as defined in Section 2.5(c)), payments that are not timely paid shall be subject to late charges, calculated at an interest rate per annum equal to the Prime Rate (or the maximum legal rate, whichever is lower), and calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.  Payments shall be made by wire transfer to an account designated in writing from time to time by Service Provider.

(c)                                  Performance Disputes; Fees.  Subject to Section 4.1 and Section 6.2 hereof, in the event any Dispute (as defined below) arises between the parties regarding the Service Provider’s or its designees’ failure to provide one or more material Services at or above the Applicable Service Level, and the Service Provider has not cured such failure within fifteen (15) days of written notice (or a reasonably shorter period of time, in light of the nature of the Dispute), the Receiving Party shall be entitled to withhold from payment an amount of money equal to lesser of (i) the cost of commercially reasonable alternative arrangements to procure such Services from an alternative source, if applicable and (ii) in the case of New Albertson’s as the Receiving Party, $15,000,000, and in the case of SVU as the Receiving Party, $300,000, in each case aggregating all Non-Performance Holdback amounts then subject to Dispute) (such amount, the “Non-Performance Holdback”), until such Service Disruption or Dispute has been resolved.  Upon resolution of any such Dispute the Non-Performance Holdback (or any greater or lesser amount agreed to by the parties in lieu thereof) shall be paid promptly to the Service Provider or the Receiving Party, as applicable, as shall be determined in accordance with the resolution of such Dispute.

Section 2.6                                    Disclaimer of Warranty.  EXCEPT AS EXPRESSLY SET FORTH IN THIS SERVICES AGREEMENT, THE SERVICES TO BE PURCHASED UNDER THIS

SERVICES AGREEMENT ARE FURNISHED AS IS, WHERE IS, WITH ALL FAULTS AND WITHOUT WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

Section 2.7                                    Taxes.  In the event that any Tax is properly chargeable on the provision of the Services (other than any Tax on the income of Service Provider received in its capacity as a third party service provider to the Receiving Party) as indicated on the applicable Schedule, the Receiving Party shall be responsible for and shall pay the amount of any such Tax in addition to and at the same time as the Service fees.  All Service fees and other consideration will be paid free and clear of and without withholding or deduction for or on account of any Tax, except as may be required by law.

Section 2.8                                    Use of Services; Third Party Transferees.  The Receiving Party shall not, and shall cause its Affiliates not to, resell any Services to any person whatsoever or permit the use of the Services by any person other than in connection with the conduct of the Receiving Party’s operations as conducted immediately prior to the Effective Date.  Notwithstanding anything to the contrary contained herein, if either party transfers or otherwise disposes of assets (including one or more stores or distribution centers) (each a “Transferring Party”) to one or more third parties (each, a “Third Party Transferee”), the Transferring Party shall have the right to transfer or assign its rights hereunder to each such Third Party Transferee for a period (the “Transfer Period”) not to exceed the lesser of (i) 180 days from the date of transfer and (ii) the remaining term of this Services Agreement; provided, however, the Transferring Party shall remain obligated under the terms hereof (including for payments pursuant to Section 2.4); provided, further, however, in the event that the Third Party Transferee competes on a national level with SVU and/or its Affiliates the Transfer Period shall be no longer than ninety (90) days from the date of such transfer.  No such transfer shall limit the collective amount of Services to be provided to the Transferring Party and the Third Party Transferee.

Section 2.9                                    Confidential Information; Third Party Transferees.  As a result of a sale or transfer of some or all of New Albertson’s assets during the term of this Services Agreement, a Third Party Transferee may have access to SVU’s Confidential Product Cost Information (as defined below) as a result of Services relating to the provision of products for resale (both nationally branded and private label products).  In such event and if such Third Party Transferee is a competitor of SVU, then SVU may require that the Third Party Transferee execute (or that New Albertson’s use commercially reasonable efforts to require the Third Party Transferee execute if New Albertson’s has previously completed negotiations of a pending transaction with such Third Party Transferee as of the Effective Date) a three-party confidentiality agreement, in a form reasonably acceptable to SVU and New Albertson’s, setting forth the Third Party Transferee’s agreement: (i) to keep strictly confidential such Confidential Product Cost Information; (ii) to restrict access to such Confidential Product Cost Information to personnel not responsible for product development or product procurement on behalf of such Third Party Transferee; and (iii) to ensure that, under no circumstances, shall such Third Party Transferee use (directly or indirectly) such Confidential Product Cost Information for its pecuniary gain, for the solicitation of business or to the financial detriment of SVU.  For purposes of this provision, “Confidential Product Cost Information” shall mean SVU’s confidential information dealing with or relating to SVU’s acquisition cost of products purchased for resale, including any invoice price, rebates, allowances, incentive payments, and marketing and other funds related to such products.

Section 2.10                             Work-around.  Subject to Section 1.5, if any of the Services cannot be provided by the Service Provider for any reason including because such Services infringe on the rights of others or violate Law, and the Service Provider shall develop an alternative to the Service that it uses for itself or one of its Affiliates, then the Service Provider shall provide such alternative service to the Receiving Party at no additional cost.

Section 2.11                             Prior Resolution of Certain Disputes.  The parties previously agreed to settle and resolve certain issues that arose under the Existing TSA as set forth in Exhibit E.

Section 2.12                             Agency; Power of Attorney.  New Albertson’s hereby appoints SVU as attorney-in-fact and agent with full and exclusive power and authority to act for and on behalf of New Albertson’s for the purposes of entering into, on behalf of New Albertson’s, Corporate Contracts (as defined on Schedule 1) that have been approved in advance by New Albertson’s.  In addition, New Albertson’s agrees to execute and deliver any particular forms of powers of attorney as may be reasonably (as determined by New Albertson’s in its sole discretion) requested by SVU in connection with the provision of the Services.  Notwithstanding anything to the contrary in this Services Agreement, if New Albertson’s does not provide to SVU any power of attorney reasonably necessary to provide any Service or otherwise perform SVU’s obligations under this Services Agreement, SVU shall not be deemed to be in breach of this Services Agreement for any such failure to perform to the extent attributable to the lack of such power of attorney.  The power and authority granted to SVU hereunder shall terminate upon the termination of this Services Agreement.

Section 2.13                             Accounting Adjustment Procedure.  Upon an adjustment to the fees pursuant to the terms of this Services Agreement, the Receiving Party shall deliver to the Service Provider a complete list (certified as accurate by the Receiving Party for that week) of the supermarkets, distribution centers, fuel centers and/or pharmacies being serviced by the Service Provider under the terms of this Services Agreement.

ARTICLE III

TERM OF SERVICES

Section 3.1                                    Term.  Subject to Section 3.2 and Section 6.1, the provision of Services shall commence on the Effective Date and shall terminate no later than the 30-month anniversary of the Effective Date (the “Initial Term”).

Section 3.2                                    Option(s) to Extend Term.

(a)                                 New Albertson’s as the Receiving Party shall have ten (10), and SVU as the Receiving Party shall have ten (10), consecutive options to extend the TSA for a period of one (1) year each on the terms and conditions (including, without limitation, payment timing and fee arrangements) contained in the TSA.  Such extension terms shall be exercised, if at all, by the Receiving Party giving written notice to the Service Provider twelve months preceding the extension term being exercised.  For such exercise to be valid, the Receiving Party must (i) not be in default under the TSA as of the date of the notice of exercise or as of January 1 of the extension term being exercised, and (ii) be in compliance with the Dispute Resolution Process set forth in Exhibit C hereto.

(b)                                 Upon the proper exercise of an extension term by the Receiving Party, the term of the TSA shall be extended for the applicable twelve-month period without the execution of any further instrument.  As used in this Services Agreement, the term “Term” shall include all Annual Extension Terms (as defined below).

(c)                                  For clarification purposes, the following chart defines and sets forth the key dates for each annual extension term:

Option Exercise		Defined Term (for
Deadline	Extension Period	reference purposes in this TSA)
18-month Anniversary of Effective Date	30-month Anniversary of Effective Date through 42-month Anniversary of Effective Date	First Annual Extension Term

30-month Anniversary of Effective Date	42-month Anniversary of Effective Date through 54-month Anniversary of Effective Date	Second Annual Extension Term

42-month Anniversary of Effective Date	54-month Anniversary of Effective Date through 66-month Anniversary of Effective Date	Third Annual Extension Term

54-month Anniversary of Effective Date	66-month Anniversary of Effective Date through 78-month Anniversary of Effective Date	Fourth Annual Extension Term

66-month Anniversary of Effective Date	78-month Anniversary of Effective Date through 90-month Anniversary of Effective Date	Fifth Annual Extension Term

78-month Anniversary of Effective Date	90-month Anniversary of Effective Date through 102-month Anniversary of Effective Date	Sixth Annual Extension Term

90-month Anniversary of	102-month Anniversary of Effective Date through 114-	Seventh Annual Extension Term

Option Exercise		Defined Term (for
Deadline	Extension Period	reference purposes in this TSA)
Effective Date	month Anniversary of Effective Date

102-month Anniversary of Effective Date	114-month Anniversary of Effective Date through 126-month Anniversary of Effective Date	Eighth Annual Extension Term

114-month Anniversary of Effective Date	126-month Anniversary of Effective Date through 138-month Anniversary of Effective Date	Ninth Annual Extension Term

126-month Anniversary of Effective Date	138-month Anniversary of Effective Date through 150-month Anniversary of Effective Date	Tenth Annual Extension Term

New Albertson’s (numbered) Annual Extension Terms, together with SVU’s corresponding Annual Extension Terms may be collectively referred to herein as the “Annual Extension Terms.”  Upon occurrence of the Effective Date the parties will execute a letter agreement confirming the Initial Term and Annual Extension Term dates.

(d)                                 A Receiving Party’s failure to timely or properly exercise any of the Annual Extension Terms shall constitute a forfeiture of its right to exercise any future Annual Extension Term and the TSA shall terminate with respect to Services provided to such Receiving Party (subject to the applicable Wind Down Period and Transaction Services Period) at the end of such Receiving Party’s then current Annual Extension Term.

Section 3.3                                    Additional Service Extensions.  In addition to the Receiving Party’s rights under Sections 3.2, 3.4 and 6.5, in the event the Receiving Party requests an extension of the term of provision of Services, such request shall be considered in good faith by the Service Provider.  Any terms, conditions or costs or fees to be paid by the Receiving Party for Services provided during an extended term will be on mutually acceptable terms.  For the avoidance of doubt, under no circumstances shall the Service Provider be required to extend the term of provision of any Service if (i) the Service Provider does not, in its reasonable judgment, have adequate resources to continue providing such Services, (ii) the extension of the term would interfere with the operation of the Service Provider’s business or (iii) the extension would require capital expenditure on the part of the Service Provider or otherwise require the Service Provider to renew or extend any contract, agreement, arrangement or similar understanding with any third party.

Section 3.4                                    Transition of TSA Services.

(a)                                 If, at any time during the term of the TSA, the Receiving Party desires to transition any Service(s) to a third party, it shall so notify the Service Provider one hundred and twenty (120) days prior to the commencement of such transition (and upon delivery of such notice, the Receiving Party may commence planning discussions with the Service Provider).  The Service Provider agrees that it will assist with such transitions to third party providers (the “Transition Services”), and any out of pocket and internal costs incurred by the Service Provider for the Transition Services shall be reimbursed by the Receiving Party as soon as reasonably practicable. In the case of SVU as the Service Provider of Transition Services, all costs incurred (out of pocket and internal) shall be subject to and included in a cap amount of $1,000,000, and in the case of New Albertson’s as the Service Provider of Transition Services, all costs incurred (out of pocket and internal) shall be subject to and included in a cap amount of $500,000 (each, a “Cap Amount”).  In the event the combined Transition Services costs (out of pocket and internal) and separation services costs exceed the applicable Cap Amount, the Service Provider shall continue to provide the Transition Services to the Receiving Party with the Service Provider bearing the costs in excess of the applicable Cap Amount.  As the case may be or as the case may arise, the Service Provider shall notify the Receiving Party in writing of any utilization of the applicable Cap Amount and a running total of the remaining balance.

(b)                                 In order to clarify the potential provision of Transition Services by the Service Provider, and except as set forth below, the parties expressly acknowledge that the timing must be such that the Service Provider is able to complete all Transition Services during the term of the TSA (and the Party shall work in good faith to complete such transitions prior to the expiration or termination of the TSA) and that, in addition to the reimbursement of costs by the Receiving Party (up to the Cap Amount) as provided in this Section 3.4, all other fees and payments under the TSA shall remain payable by the Receiving Party without modification or abatement.  The parties acknowledge and reaffirm that, except as set forth below, upon the expiration or termination of the TSA, the Service Provider’s obligation to provide Services shall be limited to the terms set forth in Section 6.4 and Section 6.5 of this TSA.

(c)                                  Notwithstanding the foregoing, in the event Transition Services will not be completed prior to the expiration or termination of the TSA, and upon written request by the Receiving Party to the Service Provider prior to expiration or termination of the TSA, the Service Provider shall continue the Transition Services for a period not to exceed seven (7) months after expiration or termination of the TSA (“Transition Services Period”).  During the Transition Services Period, New Albertson’s as the Receiving Party will pay SVU as the Service Provider during the Transition Services Period fees equal to the greater of (i) $1,000,000 each calendar month, payable in advance, or (ii) the applicable weekly fee per operating supermarket and distribution center set out in Exhibit A and SVU as the Receiving Party will pay New Albertson’s as the Service Provider during the Transition Services Period fees equal to the greater of (A) $150,000 each calendar month, payable in advance, or (B) the applicable weekly fee set forth on Exhibit A.  The parties shall mutually determine prior to the commencement of each calendar month during the Transition Services Period whether the fees for such month shall be as set out in (i) or (ii) above, and the Receiving Party shall then pay such fees accordingly.  The foregoing Transition Services fees would be in addition to fees paid for any wind down services consistent with the terms set forth in Section 6.5 of this TSA.

ARTICLE IV

FORCE MAJEURE

Section 4.1                                    Force Majeure.  The Service Provider shall not be liable for any expense, loss or damage whatsoever arising out of any interruption of Service or delay or failure to perform under this Services Agreement that is due to acts of God, acts of a public enemy, acts of terrorism, acts of a nation or any state, territory, province or other political division thereof, changes in applicable law, fires, floods, epidemics, riots, theft, quarantine restrictions, freight embargoes, strikes, work stoppages or other similar causes beyond the reasonable control of the Service Provider and its applicable designees.  In any such event, the Service Provider’s obligations hereunder shall be postponed for such time as its performance is suspended or delayed on account thereof.  The Service Provider will promptly notify the recipient of the Service, either orally or in writing, upon learning of the occurrence of such event of force majeure.  Upon the cessation of the force majeure event, the Service Provider will use commercially reasonable efforts to resume its performance with the least practicable delay (provided that, at the election of the Receiving Party, the applicable term for such suspended Services shall be extended by the length of the force majeure event).  During such force majeure event, the Receiving Party shall be free to acquire affected Services from an alternative source, at the Receiving Party’s sole cost and expense, and without liability to the Service Provider, for the period and to the extent reasonably necessitated by such non-performance.  The parties shall negotiate in good faith to determine the costs of procurement of such Services from such alternative source and such amounts shall be deducted from the payments otherwise required under Section 2.5 hereof.

ARTICLE V

LIABILITIES

Section 5.1                                    Consequential and Other Damages.  Neither party shall be liable to the other with respect to this Services Agreement, whether in contract, tort (including negligence and strict liability) or otherwise, for any special, indirect, incidental or consequential damages whatsoever which in any way arise out of, relate to or are a consequence of, the performance or nonperformance by such party hereunder, including with respect to loss of profits, business interruptions or claims of customers.

Section 5.2                                    Limitation of Liability.  Subject to Section 5.3 hereof and other than with respect to the Receiving Party’s obligation to make payment under Section 1.5 or Section 2.5 hereof, the liability of each party with respect to this Services Agreement or any act or failure to act in connection herewith (including, but not limited to, the performance or breach hereof), or from the sale, delivery, provision or use of any Service provided under or covered by this Services Agreement, whether in contract, tort (including negligence and strict liability) or otherwise, (i) shall not exceed $180,000,000 for actions or omissions resulting from gross negligence and (ii) shall be unlimited for actions or omissions resulting from willful breach.

Section 5.3                                    Obligation To Re-perform.  In the event of any breach of this Services Agreement by the Service Provider resulting from any error or defect in the performance of any

Service (which breach the Service Provider can reasonably be expected to cure by re-performance in a commercially reasonable manner), the Service Provider shall use its reasonable commercial efforts to correct in all material respects such error, defect or breach or reperform in all material respects such Service at the request of the Receiving Party.

Section 5.4                                    Indemnity.  Except as otherwise provided in this Services Agreement, (including the limitation of liability provisions in this Article V), the Service Provider shall not be liable for any Loss (as defined below) arising out of or relating to the Services, whether arising out of breach of warranty, strict liability, tort, contract or otherwise, other than Losses which result directly from Service Provider’s gross negligence with respect to the provision of Services or the breach of this Services Agreement.  The Service Provider shall defend, indemnify, and hold harmless the Receiving Party and its Subsidiaries and Affiliates from and against any third party claims, damages, losses or expenses (including, but not limited to, reasonable attorneys’ fees and costs) (a “Loss”) incurred by the Receiving Party or its Subsidiaries resulting from the Service Provider’s gross negligence with respect to the provision of Services or the breach of this Services Agreement.  The Receiving Party shall defend, indemnify and hold harmless the Service Provider and its Subsidiaries and Affiliates (and to the extent certain roles and responsibilities of individual employees of Service Provider acting as fiduciaries for Receiving Party could expose said employees to a Loss in their individual capacities, then said employees shall likewise be defended, indemnified and held harmless) from and against any and all Losses arising out of or connected with the Services or in any way related to this Services Agreement, regardless of the legal theory asserted (other than in matters for which the Service Provider would have liability under this Section 5.4 or expenses reasonably contemplated to be borne by Service Provider in performing its obligations hereunder). The Receiving Party shall at all times maintain reasonable and customary fiduciary liability insurance coverage (with a tail coverage of no less than 5 years) for any such employees of the Service Provider who are acting in a fiduciary capacity for the Receiving Party.

ARTICLE VI

TERMINATION

Section 6.1                                    Termination.  Notwithstanding anything herein to the contrary, this Services Agreement shall terminate, and the obligation of the Service Provider to provide or cause to be provided any Service shall cease, on the earliest to occur of (i) the date on which the provision of all Services has been terminated or canceled pursuant to Article IV hereof, or (ii) the date on which all Services under this Services Agreement are terminated by the Service Provider or the Receiving Party, as the case may be, in accordance with the terms of Section 6.2 hereof; provided that, in each case, no such termination shall relieve any party of any liability for any breach of any provision of this Services Agreement prior to the date of such termination and subject to the Wind Down Period and the Transition Services Period as respectively defined in Section 6.5 and Section 3.4(c).

Section 6.2                                    Breach of Services Agreement; Dispute Resolution.

(a)                                 Breach.  Subject to Article V hereof, the dispute resolution process set forth in this Section 6.2 and the last sentence of this Section 6.2(a), if a party shall cause or suffer to exist any material breach of any of its obligations under this Services Agreement, including any failure to make a payment within thirty (30) days after such payment becomes due pursuant to Section 2.5 (taking into account the exception for any Non-Performance Holdback provided in Section 2.5(d)) with respect to more than one Service provided hereunder, and that party does not cure such default in all material respects within 30 days after receiving written notice thereof from the non-breaching party, the non-breaching party shall have the right to terminate this Services Agreement immediately thereafter.  Notwithstanding anything to the contrary in this Services Agreement, a breach by either party in the provision of Services as Service Provider shall not give the other party as Receiving Party the right to stop performing its obligations hereunder and in such instance the Receiving Party’s sole and exclusive remedy with respect to a material breach by the Service Provider with respect to the performance of such Services shall be for the Service Provider to correct in all material respects any error or defect in such Services or to re-perform in all material respects the Services with respect to which the Service Provider shall have breached its performance obligations.

(b)                                 Dispute Resolution.  Either party may commence the dispute resolution process of this Section 6.2 by giving the other party written notice with detailed description and underlying facts (a “Dispute Notice”) of any controversy, claim or dispute of whatever nature arising out of or relating to this Services Agreement or the breach, termination, enforceability or validity hereof (a “Dispute”) which has not been resolved in the normal course of business.  The parties shall attempt in good faith to resolve any Dispute by negotiation between executives (excluding Offeror Related Directors as such term is defined in the Tender Offer Agreement between [SYMPHONY] and [OFFEROR]) of each party hereto (“Senior Party Representatives”) who have authority to settle the Dispute and who are at a higher level of management than the persons who have direct responsibility for the administration of this Services Agreement.  Within 15 days after delivery of the Dispute Notice, the receiving party shall submit to the other a written response (the “Response”).  The Dispute Notice and the Response shall include (i) a statement setting forth the position of the party giving such notice and a summary of arguments supporting such position and (ii) the name and title of such party’s Senior Party Representative and any other persons who will accompany the Senior Party Representative at the meeting at which the parties will attempt to settle the Dispute.  Within 30 days after the delivery of the Dispute Notice, the Senior Party Representatives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute.  The parties shall cooperate in good faith with respect to any reasonable requests for exchanges of information regarding the Dispute or a Response thereto.

(i)                                     If the Dispute has not been resolved within sixty (60) days after delivery of the Dispute Notice, or if the parties fail to meet within 30 days after delivery of the Dispute Notice as hereinabove provided, the parties shall submit the matter to arbitration contemplated by Section 6.2(c) or any other dispute resolution procedure that may be agreed by the parties.

(ii)                                  All negotiations, conferences and discussions pursuant to this Section 6.2 shall be confidential and shall be treated as compromise and settlement negotiations.  Nothing said or disclosed, nor any document produced, in the course of such negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration.

(c)                                  Arbitration.  If the Dispute has not been resolved by the dispute resolution process described in Section 6.2(b), the parties agree that any such Dispute shall be settled by binding arbitration before the American Arbitration Association (“AAA”) in Chicago, Illinois pursuant to the Commercial Rules of the AAA.  Any arbitrator(s) selected to resolve the Dispute shall be bound exclusively by the laws of the State of New York without regard to its choice of law rules. Any decisions of award of the arbitrator(s) will be final and binding upon the parties and may be entered as a judgment by the parties hereto.  Any rights to appeal or review such award by any court or tribunal are hereby waived to the extent permitted by law.

(d)                                 Costs.  The costs of any arbitration pursuant to this Section 6.2 shall be shared equally between the parties.

Section 6.3                                    Sums Due.  In addition to any other payments required pursuant to this Service Agreement, in the event of a termination of this Services Agreement, the Service Provider shall be entitled to the immediate payment of, and the Receiving Party shall within three Business Days pay to the Service Provider, all accrued amounts for Services, Taxes and other amounts due under this Services Agreement as of the date of termination.

Section 6.4                                    Service Provider Termination Right.  Notwithstanding the grant of the options for the Annual Extension Terms, the Service Provider shall have the right to deliver to the Receiving Party a written notice to terminate the TSA with respect to Services being provided to the Receiving Party (the “Service Provider Termination Notice”).  In the event the Service Provider delivers the Service Provider Termination Notice to the Receiving Party, the TSA with respect to Services being provided to the Receiving Party shall terminate on the last day of that calendar month which is thirty six (36) months after the date of delivery of the Service Provider Termination Notice (subject to the applicable Wind Down Period and Transition Services Period).  The Receiving Party may reduce the 36 month period by electing to not exercise the next Annual Extension Term, in which case the TSA shall terminate with respect to the Services provided to the Receiving Party (subject to the applicable Wind Down Period and Transition Services Period) as of the last day of the then current Term.  If the Service Provider has delivered the Service Provider Termination Notice, then any exercise by the Receiving Party of a Annual Extension Term within which the 36th month falls must recognize in said exercise notice that the TSA will terminate with respect to the Services provided to the Receiving Party as of the last day of the 36th month (subject to the applicable Wind Down Period and Transition Services Period).  The Service Provider may not deliver a Service Provider Termination Notice hereunder prior to December 31, 2013.

Section 6.5                                    Services Following Expiration or Termination.  Upon the written request of New Albertson’s, SVU shall, notwithstanding any provision in the TSA to the contrary, provide to New Albertson’s one or more Services provided by SVU to New Albertson’s immediately prior to any termination or expiration of the TSA on a wind-down basis, including without limitation in the areas of finance, tax, accounting and property management following any termination or expiration of the TSA.  Such wind-down services shall be provided for a period not to exceed twelve (12) months from the applicable termination or expiration date (“Wind Down Period”).  The fee for such services shall be mutually agreed upon, but in no event shall the fees be less than the reasonably documented out-of-pocket costs for such services,  and shall be payable at the commencement of each month for which such services are provided.  In the event the parties are not able to agree to the fee, this Section 6.5 shall become null and void.

For the avoidance of doubt, SVU and New Albertson’s acknowledge that the wind-down services discussed in this paragraph (and the fee associated with such services) cover a period of time after the expiration of the TSA, and that, during the term of the TSA the service schedule relating to “Separation Services” remains unmodified by this Section 6.5.

Section 6.6                                    Effect of Termination.  Sections 1.2, 2.5, 2.6, 2.7 hereof and Articles IV, V, VI and VII hereof shall survive any termination of this Services Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1                                    Notice.  All notices, requests and demands to or upon the respective parties hereto, and all statements and accountings given or required to be given hereunder, shall be made by personal service, or sent by certified mail, return receipt requested, postage prepaid, or by facsimile addressed as follows, or to such other address as may hereafter be designated in writing by the respective parties hereto, and shall be deemed received when delivered to the designated address (and only if confirmed if delivered by facsimile):

To New Albertson’s:	New Albertson’s, Inc. 250 East Parkcenter Boulevard Boise, ID 83706 Attn: Paul Rowan, Esq. Facsimile: (208) 395 - 4625

with a copy to:

Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Attn: Stuart D. Freedman, Esq. Robert R. Kiesel, Esq. Facsimile: (212) 593-5955

To SVU:	SUPERVALU INC. Attn: Legal Department Mailing Address: PO Box 990 Minneapolis, MN 55440-0990 Street Address: 7075 Flying Cloud Drive Eden Prairie, MN 55344-3691

with a copy to:

SUPERVALU INC. 7075 Flying Cloud Drive Eden Prairie, MN 55344-3691 Attn: J. Andrew Herring

and:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attn: David Silk, Esq. Igor Kirman, Esq. DongJu Song, Esq. Facsimile: (212) 403-2393

Section 7.2                                    Incorporation of Purchase Agreement Provisions.  The following provisions of the SPA are hereby incorporated herein by reference, and unless otherwise expressly specified herein, such provisions shall apply as if fully set forth herein (references in this Section 7.2 to an “Article” or “Section” shall mean Articles or Sections of the [SPA], and references in the material incorporated herein by reference shall be references to the SPA:  Section        (“No Waiver”), Section        (“Amendments”), Section        (“Governing Law”), Section        (“Interpretation”), Section        (“Counterparts”), [Section        (“Specific Performance”)], Section        (“Severability”), and Section        (“Waiver of Jury Trial”).(2)

Section 7.3                                    No Third Party Beneficiaries.  This Services Agreement is for the sole benefit of the parties to this Services Agreement and their permitted successors and assigns and nothing in this Services Agreement, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Services Agreement.

Section 7.4                                    Assignment.  Except as set forth in Section 2.8, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party (whether by operation of law or otherwise) without the prior written consent of the other party, except that either party may, solely in connection with the sale of all or substantially all of its assets (or in the case of SVU, all or substantially all of the assets of its wholesale independent business), assign, in its sole discretion and without the other party’s consent, any or all of its rights, interest and obligations under this Agreement to any third party transferee; provided that the transferee (i) agrees to be bound by the terms of this TSA; (ii) has the assets, systems, personnel and financial wherewithal to perform the transferring party’s obligations hereunder; (iii) is not engaged in litigation with the non-transferring party; (iv) has not been declared insolvent, or is not the subject of any proceedings or application related to its winding up, liquidation, administration, receivership, administrative receivership, bankruptcy or other similar

(2)  To be conformed to SPA.

proceedings; and (v) possesses creditworthiness and business reputation at least on par with SVU.

Section 7.5                                    Termination of Existing TSA.  The Existing TSA is hereby terminated and of no further force and effect, except that any obligations under the Existing TSA arising or relating to the period prior to the Effective Date shall survive until fully performed.  To the extent that any such obligations are owed or to be performed by NAI, they are hereby assigned to, and assumed by, SVU.

IN WITNESS WHEREOF, the parties have caused this Services Agreement to be executed by their duly authorized representatives.

SUPERVALU INC.

By:
Name:
Title:

NEW ALBERTSON’S, INC.

By:
Name:
Title:

Schedule 1 — Procurement of Goods

1.              SVU agrees to use its commercially reasonable efforts to permit New Albertson’s to obtain the benefits (including as to price, shipping, payment terms, warranties, indemnification, restocking fees and penalties, cancellation return and refund policies) of vendor and supply contracts for products, goods and inventory with nationally-based vendors and suppliers utilized by SVU and its Affiliates (each such contract, individually, a “Corporate Contract” and, collectively, the “Corporate Contracts”).  For the avoidance of doubt, contracts related to regionally specific items are not included in the definition of Corporate Contract.  In addition, any contracts bifurcated as contemplated by Section 5.13 of the SPA shall not be included in the definition of Corporate Contract.

2.              SVU agrees to use its commercially reasonable efforts to obtain favorable prices under Corporate Contracts by combining or consolidating orders made under such Corporate Contracts.  Subject to the provisions of Paragraph 3 below, New Albertson’s will continue to support the programs described in the Corporate Contracts, and will continue to purchase all its needs for the products covered by those Corporate Contracts, in the same manner as the applicable operations owned by New Albertson’s and SVU and its affiliates performed prior to the Effective Date, and, subject to good faith collaboration, make purchases for a pro rata portion of any minimum volume commitments under those Corporate Contracts

3.              Subject to the provisions of Paragraph 7 below, SVU shall negotiate, manage and administer the Corporate Contracts.  SVU shall use commercially reasonable efforts to provide to New Albertson’s a summary of the material terms of each Corporate Contract; provided that SVU shall, within ten business days following the date of the SPA, provide to New Albertson’s a summary of the material terms of each Corporate Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act (as such definition is applied to SVU).  On a regular basis, as the parties may determine (which, for the first six (6) months of the term of this Services Agreement, will be weekly), a representative of SVU’s merchandising group will meet with a representative of New Albertson’s to preview anticipated upcoming national vendor negotiations with respect to proposed Corporate Contracts or the amendment or renewal thereof, and will provide New Albertson’s with a summary of the material terms of such proposed Corporate Contracts (or such amendment or renewal thereof).  New Albertson’s may elect to participate in one or more of the upcoming contracts, amendments or renewals by notifying SVU of its election at these preview meetings.  If New Albertson’s provides notice to SVU at such a meeting that it elects to participate in such contract, amendment or renewal, SVU will advise the national vendor that New Albertson’s is participating in such Corporate Contract (or the amendment or renewal thereof), SVU will debrief New Albertson’s as to the material aspects of its meetings with the national vendor, and New Albertson’s will be obligated to participate in such Corporate Contract (or the amendment or renewal thereof) on the terms finally negotiated by SVU, unless the terms of such contract, amendment or renewal are materially different from the terms previewed to New Albertson’s by SVU.  With respect to any Corporate Contract which New Albertson’s elects to obtain or continue to obtain (after the amendment or renewal thereof) the benefit of, SVU shall provide New Albertson’s with reasonable access to its books and records for purposes of being able to audit such Corporate Contracts and to ascertain that it is receiving advance payments, inducements, incentives,

Schedule 1-1

rebates, fees or promotional funds associated with such Corporate Contracts on a basis proportionate to its purchases and satisfaction of other performance criteria under such Corporate Contracts.  Additionally, the parties will consult and collaborate to the extent commercially feasible with respect to New Albertson’s regional vendor relationships.

4.              Payments and amounts owing under each Corporate Contract shall be in addition to any payments required under this Services Agreement, and shall be made on the terms and subject to the conditions of each Corporate Contract.

5.              The parties shall cooperate to establish procurement and merchandising systems that allow New Albertson’s to order inventory in substantially the same manner as stores managed by SVU.

6.              To the extent requested by New Albertson’s, SVU shall assist New Albertson’s in reconciling disputes with vendors.

7.              Provided that New Albertson’s is not in breach of its obligations hereunder, all purchase orders for the benefit of New Albertson’s under the Corporate Contracts will be issued bearing the name of both SVU and New Albertson’s, and will provide that the “ship to” destination will determine title and which party will be responsible for the vendor payable.  New Albertson’s will be financially responsible for paying all invoices for all purchase orders for products shipped to it directly from its own funds and will directly manage credit aspects of the vendor relationships relating to these purchase orders.  SVU will provide New Albertson’s with commercially reasonable assistance in managing vendor relationships as requested, but New Albertson’s will establish its own credit lines with the vendors without assistance from SVU.  In order to facilitate a smooth transition of vendor relationships, the parties have approved the notice to vendors that has previously been sent to vendors, and the parties have agreed that, after the date of such notice, SVU will direct all inquiries from vendors concerning New Albertson’s, credit and payment terms applicable to New Albertson’s to the Treasurer of New Albertson’s, and shall not initiate any contacts with vendors concerning credit and payment terms applicable to New Albertson’s for a period of sixty (60) days following the SPA Closing Date (as such term is defined in the SPA).

8.              The parties acknowledge and agree that, notwithstanding anything to the contrary contained in this Services Agreement, in no event shall SVU be required to pay or otherwise advance funds in respect of accounts payable of New Albertson’s.

9.              New Albertson’s and SVU will jointly purchase fuel under SVU’s purchase orders.

Schedule 1-2

Schedule 2 — Other Services

[See the attached Schedule of Services]

Schedule 2-1

Exhibit A — Fees

I.                                        Fees for Services to be provided by SVU

A.                                    Services Fees During First 12 Months of Initial Term.  Subject to Section 2.1(d), the Services fee for the first 12 months of the Initial Term is $86,000,000, payable in equal installments as follows:  10% of the Year One Fee in each of the first 4 months of the Initial Term, 9% of the Year One Fee in the 5th and 6th month of the Initial Term and 7% of the Year One fee in the 7th through 12th month of the Initial Term.

B.                                    Services Fees During Months 13 through 30 of the Initial Term.  After the first 12 months of the Initial Term, and during the remainder of the Initial Term, New Albertson’s will pay fixed and variable fees for Services calculated as follows:

            1.                          Operating Distribution Centers — New Albertson’s will pay (a) a weekly fixed fee of $9,615 per distribution center operated by New Albertson’s on SVU’s systems at the start of month 13 of the Initial Term, which fee shall not be subject to reduction for the closure of distribution centers during the Initial Term, and (b) a weekly variable fee of $9,615 per distribution center operated by New Albertson’s on SVU’s systems each week, which fee shall be subject to reduction for the closure of distribution centers as provided in Section I.E below.

2.                                      Operating Supermarkets — New Albertson’s will pay a weekly fixed store fee and a weekly variable store fee based on an Annual Per Store Fee (defined below) for operating grocery stores receiving Services under this Services Agreement.  Immediately following the first 90 days after the Effective Date, the Annual Per Store Fee will be calculated as follows:

(a)                                 $86,000,000 minus the cost of Services transferred from SVU within the first 90 days of the Initial Term (as described in I.A above), minus the sum of $1,000,000 multiplied by the number of operating distribution centers.  The result shall then be divided by the number of operating supermarkets receiving Services on day 91(“Annual Per Store Fee”).  The parties will execute a letter agreement as soon as possible after the first 90 days of the Initial Term to confirm the Annual Per Store Fee.  Once established, the Annual Per Store Fee will be the base fee used to calculate fixed and variable fees during months 13 through 30 of the Initial Term and during any exercised Extension Terms.

(b)                                 During months 13 through 30 of the Initial Term, the weekly fixed store fee will be equal to one-half of the Annual Per Store Fee divided by 52. This weekly fixed store fee will not be subject to reduction for the closure of a supermarket during the Initial Term.

(c)                                  During months 13 through 30 of the Initial Term, the weekly variable store fee (which is based on the number of operating supermarkets at the beginning of a given week) will be calculated by dividing one-half of the Annual

Exhibit A-1

Per Store Fee by 52.   The weekly variable store fee will be subject to reduction for the closure of supermarkets as provided in Section I.E below

3.                                      As an example only, during months 13 through 30 of the Initial Term, if the reduction for transferred Services after the first 90 days equals $0, if the number of grocery stores on day 91 is 450, and if New Albertson’s has 5 operating distribution centers, the Annual Per Store Fee shall be calculated as follows:   $86,000,000 - $0 = $86,000,000 — (5 x $1,000,000) = $81,000,000 / 450 =  $180,000 per year or $3,562 per supermarket per week. The weekly variable per store fee would be $1,781 per supermarket. The weekly fixed per store fee would be $1,781 per supermarket. Assuming 450 supermarkets, the weekly variable store fee for all supermarkets would be $801,450 ($1,781 x 450). Assuming 450 supermarkets, the weekly fixed store fee for all supermarkets would be $801,450 ($1,781 x 450) for a weekly payment total (fixed and variable) of $1,602,900. The weekly variable store fee could be reduced as a result of supermarket closures.  For example, if five (5) stores closed in a given week, the weekly variable store fee would be $792,545 ($1,781 x 445) for the next week, but the weekly fixed store fee would continue at $801,450 ($1,781 x 450) for a weekly total (fixed and variable) of $1,593,995.

C.                                    Services Fees After the Initial Term.  After the Initial Term, and provided that New Albertson’s has exercised an Annual Extension Term(s), New Albertson’s will pay fixed and variable fees for Services calculated as follows:

1.                                      Operating Distribution Centers — During each exercised Annual Extension Term, New Albertson’s will pay (a) a weekly fixed fee of $9,615 per distribution center operated by New Albertson’s on SVU’s systems at the start of the Annual Extension Term which amount shall not be decreased during such Annual Extension Term due to the closure of distribution centers, and (b) a weekly variable fee $9,615 per week per distribution center operated by New Albertson’s on SVU’s systems at the start of the Annual Extension Term, which fee shall be subject to reduction each week for the closure of Distribution Centers as provided in Section I.E below.

2.                                      Operating Supermarkets — During each exercised Annual Extension Term, New Albertson’s will pay a weekly fixed store fee and a weekly variable store fee as follows:

(a)                                 The weekly fixed store fee will be equal to one-half of the Annual Per Store Fee multiplied by the number of operating supermarkets at the beginning of the Annual Extension Term divided by 52.  The weekly fixed store fee will not be subject to reduction for the closure of a supermarket during the applicable Annual Extension Term.

(b)                                 The weekly variable store fee (which is based on the number of operating supermarkets at the beginning of a given week) will be calculated by dividing one-half of the Annual Per Store Fee by the number of operating

Exhibit A-2

supermarkets at the beginning of a given week, and further dividing that sum by 52.  The weekly variable store fee will be subject to reduction for the closure of supermarkets as provided in Section I.E below.

(c)                                  As an example only, during the first Annual Extension Term, if the Annual Per Store Fee has been established after the first 90 days at $3,562 per week per store, and if on the first day of the Annual Extension Term the number of operating supermarkets is 425, the weekly fixed store fee would be $756,925 ($1,781 x 425).  Assuming 425 supermarkets, the weekly fixed store fee for all supermarkets would be $756,925 ($1,781 x 25) for a weekly payment total (fixed and variable) of $1,513,850.  The weekly variable store fee could be reduced as a result of supermarket closures.  For example, if five (5) stores closed in a given week, the weekly variable store fee would be $748,020 ($1,81 x 420) for the next week, but the weekly fixed store fee would continue at $756,925 ($1,781 x 425) for a weekly total (fixed and variable) of $1,504,945.

D.                                    Fees for New or Acquired Supermarkets

From and after the Effective Date, in the event New Albertson’s opens supermarkets or acquires operating supermarkets (collectively, “New Stores”), such New Stores shall be added to the TSA if, and only if, such New Stores utilize IT systems and platforms that are compatible in all material respects with New Albertson’s then current IT systems and platforms.  As an example and for sake of clarity, it is agreed that SVU would have no obligation to provide Services to a supermarket (or a supermarket chain) acquired by New Albertson’s which is supported by IT systems and platforms not compatible in all material respects with the then current IT systems and platforms of New Albertson’s, including, but not limited to, all material applicable hardware and software and their respective versions.  If New Stores are added to the TSA (as allowed above), the fees for such New Stores shall be as provided above. New Albertson’s shall pay no fee (fixed or variable) for New Stores receiving Services under this Services Agreement during the first 12 month period of the Initial Term, unless New Albertson’s adds more than five (5) stores during the first twelve (12) month period of the Initial Term, at which point the parties will agree to an appropriate increase in the Service Fees.

E.                                     Store and Distribution Center Counts.

In the event Albertson chooses to not receive Services at a supermarket or distribution center, the variable weekly fee for such supermarket or distribution center set out in Section I.C and Section 1.D above, as applicable, shall be eliminated only after New Albertson’s provides SVU with written notice of the separation and fee reduction, and, as set out in Section I.G below, the fee reduction shall become effective ten (10) weeks after SVU’s receipt of the notice.

Exhibit A-3

F.                                      No Proration of Weekly Payments.

There shall be no proration of a variable fee weekly payment due to the timing of a supermarket or distribution center closure or separation during a particular week (i.e., if a supermarket or distribution center is operating during any portion of the week for which it is receiving Services, for payment purposes hereunder, it shall be deemed to have operated and received Services for the entire week).  A week shall run from Friday to Thursday.

G.                                    Annual Prepayment Portion Amount.  New Albertson’s expressly acknowledges and agrees that it shall prepay to SVU a portion of the total fees due for each Annual Extension Term exercised by New Albertson’s.  Such portion to be prepaid shall be an amount that equals Ten Million and 00/100 Dollars ($10,000,000) (the “New Albertson’s Annual Prepayment Portion Amount”).  The New Albertson’s Annual Prepayment Portion Amount is due on or before the final business day in each 12 month period during the Initial Term, and, thereafter, prior to the expiration of each Annual Extension Term provided New Albertson’s has exercised its next Annual Extension Term option.  Receipt of such payment by SVU is an express condition precedent to the effectiveness of the Annual Extension Term then being exercised.  The payment of the New Albertson’s Annual Prepayment Portion Amount is a material part of the consideration that induced SVU to enter into this Services Agreement, and the payment shall be deemed fully earned by SVU upon receipt except as otherwise provided herein.  No part of the New Albertson’s Annual Prepayment Portion Amount shall be subject (under any circumstances) to rebate or refund, other than (i) a refund to New Albertson’s of any unearned portion of the New Albertson’s Annual Prepayment Portion Amount in the event New Albertson’s terminates its receipt of Services under the TSA as a result of an uncured default by SVU; or (ii) a refund to New Albertson’s of any unearned portion of the New Albertson’s Annual Prepayment Portion Amount in the event New Albertson’s does not exercise the first available Annual Extension Term.  Further, and notwithstanding anything to the contrary herein, in the event an Annual Extension Term is exercised but the Services provided to New Albertson’s under the TSA will terminate prior to the completion of that Annual Extension Term (“New Albertson’s Partial Annual Extension Term”) due to a Service Provider Termination Notice, New Albertson’s shall pay a prorated amount of the New Albertson’s Annual Prepayment Portion Amount for such New Albertson’s Partial Annual Extension Term (such pro rata calculation to be based on an agreed-upon store count, current per week rates, and the timing of the termination of the relevant TSA Services and shall not exceed $10,000,000) on or before the usual due date, and will continue to pay the per-supermarket and per-distribution center fees set out above.

Exhibit A-4

Exhibit B — IT Systems - Redlight Schedule

A.                                    Unless the parties agree otherwise 5 months prior to the end of either (a) each calendar year of the Initial Term or (b) the then current Annual Extension Term, SVU will provide New Albertson’s with a list of redlighted IT systems that SVU has identified for removal from its IT environment and/or for which SVU intends to terminate support during the next Annual Extension Term and the timing for such terminations (the “Redlight Schedule”).  The first Redlight Schedule which SVU can present pursuant to this provision shall relate to the Third Annual Extension Term.  The Redlight Schedule will identify the following items:

i.              A list of the IT systems, applications and services, which SVU plans to terminate in the following Annual Extension Term and the timing of such terminations (the “Redlighted Apps”);

ii.             Applications or services of reasonably comparable functionality to the Redlighted Apps., which SVU has selected to replace the Redlighted Apps (the “Replacement Apps”) and the timing of implementation of such Replacement Apps.  Such Replacement Apps may include third party software applications or services, as well as such applications and services internally developed by SVU; and

iii.            The estimated cost of each Replacement Apps, including applicable third party license, incremental development, installation and maintenance and support fees, as well as SVU’s incremental labor costs associated with the conversions to the Replacement Apps at New Albertson’s locations.  New Albertson’s shall be responsible for such actual costs of such Replacement Apps only to the extent such costs relate to New Albertson’s use.

B.                                    Within thirty (30) days of its receipt of the Redlight Schedule, New Albertson’s shall provide SVU with a written response to the Redlight Schedule.  New Albertson’s response may include: (i) acceptance of any or all of the Redlighted Apps, (ii) acceptance of any or all of the Replacement Apps, or (iii) notice that it has chosen not to replace any or all of the respective Redlighted Apps.

Within fifteen (15) days of SVU’s receipt of the New Albertson’s response, the parties shall commence good faith negotiations of the Redlight Schedule and New Albertson’s response with the intent to achieve mutual acceptance of a final Redlight Schedule, which shall be completed prior to the commencement of the next Annual Extension Term.

The following scenario is illustrative of the intended process described herein:

On July 25, 2011, SVU provided Albertson’s LLC (“Albertson’s”) with the Redlight Schedule for the 2012 Annual Extension Term.  The Redlight Schedule lists Travel and Expense Reporting (“TERS”) as a Redlighted App, which SVU planned to terminate use and de-install on August 1, 2012.  The Redlight Schedule also identified Oracle’s iExpense software as a Replacement App, which includes an estimated license fee of $XX and an annual maintenance and support fee of $X.

Exhibit B-1

On August 20, 2011, Albertson’s provided SVU with its written comments to the Redlight Schedule.  On September 5th, the Parties met to discuss the Redlight Schedule and Albertson’s comments thereto and continued negotiations until a final Redlight Schedule was completed

C.                                    In the event that the parties fail to agree on all items of the Redlight Schedule prior to the commencement of the next Annual Extension Term, the final Redlight Schedule shall contain only those items on which the Parties have mutually agreed.  Notwithstanding the preceding, SVU shall have no further obligation to host and/or support any Redlighted App which it has identified in the Redlight Schedule, but with respect to which the Parties have not agreed on a Replacement App; provided, however, systems, applications and services which serve only New Albertson’s shall not be redlighted without New Albertson’s written approval, not to be unreasonably withheld.

However, in the event that SVU chooses, in its sole and absolute discretion, to continue to host and/or support a Redlighted App beyond its planned termination, subject to New Albertson’s agreement that SVU shall continue to host and/or support a Redlighted App beyond its planned termination, New Albertson’s shall pay all documented internal and out-of-pocket costs (at both corporate level and store level) actually incurred by SVU that are incremental and in addition to any costs SVU incurs in supporting its own business.  SVU will make good faith efforts to minimize such costs and expenses.  In addition, New Albertson’s shall acknowledge and agree that SVU shall not be responsible for maintaining services levels that may have applied to such Redlighted App prior to its planned termination.

D.                                    To assist New Albertson’s with its capital expenditure planning, SVU agrees to share with New Albertson’s, upon New Albertson’s request and during the term of the TSA, SVU’s plans as to IT systems, applications and services which SVU provides support under this TSA and which SVU may be considering for termination in future Annual Extension Terms beyond the next immediate Annual Extension Term, replacement systems, applications and services which SVU is considering in the future, and roll-out schedules for such terminations and replacement applications (“Future IT Plans”).  Except as otherwise provided in this Exhibit B, neither SVU nor New Albertson’s shall have any obligation to the other as to such Future IT Plans, including any obligation to implement or pay for any such Future IT Plans.

Exhibit B-2

Exhibit C — Dispute Resolution Process

The “Dispute Resolution Process” shall mean that any then current, known disputes or potential disputes individually having a monetary value that reasonably could be expected to exceed $1,000,000 shall be listed by the Receiving Party and delivered to the Service Provider concurrent with an extension term exercise notice.  The Service Provider shall notify the Receiving Party in writing within ten (10) business days after receipt of the extension term notice of any additional disputes or potential disputes individually having a monetary value that reasonably could be expected to exceed $1,000,000.  The parties will then have twelve (12) months from the date of delivery of such list to fully resolve or submit to binding arbitration [(consistent with Section 5.11 of the Settlement Agreement)] the listed matters.  If said matters are not fully resolved or submitted to arbitration within such twelve (12) month period, the next scheduled extension term exercise shall no longer be available to the Receiving Party and shall be deemed to have failed.  The listed matters shall be deemed submitted to arbitration if either party notifies the other in writing that it wishes to engage in arbitration as to outstanding listed matters.

Exhibit C-1

Exhibit D - Resolution of Certain Disputes

A.                                    Albertson’s LLC and SVU previously agreed to a settlement regarding antitrust litigation settlement proceeds attributable to the stand along drug business and in-store pharmacies.  As of the Effective Date, all proceeds from drug antitrust litigation settlements attributable to in-store NAI pharmacies shall belong to New Albertson’s.

Exhibit D-1